EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release March 14, 2002 STORAENSO

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

New Head of Investor Relations recruited

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has enhanced the Investor Relations and Financial Communications operation by appointing Keith B Russell, 43, as Senior Vice President of Investor Relations based in London. He will be a member of the Management Group reporting to Jukka Härmälä, Chief Executive Officer.

Based on the re-organisation of the investor relations and financial communications function, Maija Harsu, Vice President, Investor Relations based in Helsinki, will report to Keith Russell on investor relations activities and to Kari Vainio, Executive Vice President, Corporate Communications on financial communication matters.

To strengthen the Investor Relations function in North America, Scott Deitz, Vice President, Communications & Investor Relations will become a full-time investor relations officer for North America, reporting to Keith Russell.

Keith Russell has extensive experience as a corporate finance specialist within major investment banks in London and New York, in-house investment banking and investor relations at a major industrial company and as Chief Financial Officer of a private venture capital company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2002

STORA ENSO OYJ

By: ______________________

Name: Esko Mäkeläinen

Title: Senior Executive Vice President, Accounting and Legal Affairs

By: ______________________

Name: Jyrki Kurkinen

Title: General Counsel